SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 March 11, 2003

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

               Indicate by check mark whether the registrant files
                          or will file annual reports
                     under cover of Form 20-F or Form 40-F:

                            Form 20-F X   Form 40-F
                                     ---            ---

             Indicate by check mark if the registrant is submitting
                      the Form 6-K in paper as permitted by
                         Regulation S-T Rule 101(b)(1):

                              Yes          No X
                                  ---        ---

        (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to
             provide an attached annual report to security holders)

             Indicate by check mark if the registrant is submitting
                      the Form 6-K in paper as permitted by
                         Regulation S-T Rule 101(b)(7):

                              Yes          No X
                                  ---        ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
            Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                              Yes          No X
                                  ---        ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date: March 11, 2003                        By   Theresa Robinson
      --------------                             ----------------

                                                 Name: Mrs T Robinson
                                                 Group Secretariat Co-ordinator



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CORUS UPDATE


On 23 October 2002, Corus Group plc ("Corus") announced that it had agreed in principle to the sale (the "Sale") of its aluminium rolled products and extrusion businesses to Pechiney S.A. ("Pechiney") and intended that a definitive sale and purchase agreement would be entered into following the completion of internal consultation, advice and approval processes by both Corus and Pechiney.

The Board of Corus regrets to announce that following a meeting last evening of the Supervisory Board of Corus Nederland BV ("Corus Nederland"), the Supervisory Board has decided to reject the Management Board's recommendation to proceed with the Sale. It is the view of the Board of Corus that the Supervisory Board has acted irresponsibly and unreasonably in rejecting the Sale. In light of this and having made far-reaching efforts to achieve the approval of the Supervisory Board for many months, the Board of Corus feels compelled to consider its rights of redress in respect of the decision of the Supervisory Board and will be filing a request before the Enterprise Chamber of the Amsterdam Court of Appeal (the "Court") this morning to allow the Sale to proceed. Pechiney have been informed of the situation. Corus anticipates the decision from the Court on Thursday, 13 March 2003, and Corus will inform shareholders as soon as it is available.

In parallel with the approval process for the Sale, the Board of Corus has considered the Group's broader strategy for carbon steel. This strategy is focused on eliminating the Group's losses, which continue to emanate from the UK despite the steps that have been undertaken in recent years to reduce capacity and increase competitiveness in the UK. It is clear that Corus' UK losses have got to be reversed and, given the economic outlook, this will inevitably lead to significant further capacity reductions and concentration of operations onto fewer sites. A review by the Board is currently in progress and an announcement will be made on its findings as soon as possible. It is intended that the proceeds of the Sale will provide the capacity to finance the measures needed in the UK. Should the Sale not proceed, the Group will need to look afresh for finance from equity and debt providers and may include proceeds from disposals of non-core assets. In the meantime, discussions are well advanced to extend the Group`s current banking facilities until 31 May 2004, and discussions are also taking place to renew these facilities for the medium term.

In anticipation of the decision from the Court on 13 March 2003, the Group's preliminary results for the twelve months ended 28 December 2002 will now be issued on Friday, 14 March 2003. The underlying operating results will be in line with market expectations with an underlying Group operating loss of (pound)393m (2001: (pound)377m) prior to a net charge for exceptional items for the period amounting to (pound)53m which includes non-cash impairment charges of (pound)109m relating to carbon steel operations.




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Note on Governance

Corus Nederland, a wholly-owned subsidiary of Corus Group plc, is required by the Dutch statutory mitigated structure regime to have a Supervisory Board to advise the Management Board. That Supervisory Board is also responsible for supervising the policies of the Management Board of Corus Nederland and the general course of business of the company. When exercising its duties, it must act in the best interests of Corus Nederland and its business enterprise. Certain decisions are reserved for approval by the Supervisory Board, including the issue of shares, the entering into or termination of long term co-operation arrangements with third parties, the alteration of the articles of Corus Nederland and certain significant acquisitions and disposals. The Supervisory Board may extend the range of decisions of the Management Board that are subject to its approval. The Supervisory Board may suspend members of the Management Board. Members of the Supervisory Board are appointed for a minimum of four years, and any vacancies are filled by appointments made by the current members of the Supervisory Board, subject to a right of recommendation by the general meeting and the Management Board and rights of objection by the general meeting and the competent works council. The Supervisory Board must consist of a minimum of three members.
END